1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: __________.)

TSMC February 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — March 10, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for February 2008: on an unconsolidated basis, sales were NT$28,382 million, a decrease of 6.3 percent from January 2008 and an increase of 37.9 percent over February 2007. Revenues for January through February 2008 totaled NT$58,668 million, an increase of 41.6 percent compared to the same period in 2007.
On a consolidated basis, net sales for February 2008 were NT$ 29,282 million, a decrease of 5.8 percent from January 2008 and an increase of 39.8 percent over February 2007. Revenues for January through February 2008 totaled NT$60,352 million, an increase of 42.6 percent compared to the same period in 2007.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease) %
February	28,382	20,577	37.9
January through February	58,668	41,429	41.6

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
February	29,282	20,948	39.8
January through February	60,352	42,337	42.6

*	Year 2008 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
March 10, 2008
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Feb. 2008.
1) Sales volume (in NT$ thousand)

Period	Items	2008	2007
Feb.	Net sales	28,381,910	20,577,285
Jan.-Feb.	Net sales	58,668,364	41,428,680
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Feb.	Bal. as of period end
TSMC	100,254,974	—	—
TSMC’s subsidiaries	30,577,610	—	—
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Feb.	Bal. as of period end
TSMC	125,318,718	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	1,493,190	29,384,751	—	—
	Mark to Market Profit/Loss	(87,858)	610,709	—	—
Expired Contracts	Notional Amount	5,486,440	61,557,354	—	—
	Realized Profit/Loss	(66,028)	644,747	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	224,367	—	—	—
	Mark to Market Profit/Loss	429	—	—	—
Expired Contracts	Notional Amount	46,021	—	—	—
	Realized Profit/Loss	548	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 10, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer